UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 9, 2016, Kornit Digital Ltd. (the “Company”) hosted a conference call announcing the Company's financial results for the fourth quarter and the year ended December 31, 2015. During that call, the Chief Executive Officer and Chief Financial Officer of the Company indicated that the Company’s operating expenses for the year ending December 31, 2016 would increase by less than 25%. The Company is furnishing this report on Form 6-K to inform investors that, in fact, the Company expects its operating expenses for the year ending December 31, 2016 to increase by more than 25% compared to the previous year. The Company disclaims any intention or obligation to update or revise this guidance, whether as a result of new information, future events or otherwise, except as required by law.

The information in this Current Report on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: February 9, 2016	By:	/s/ Gabi Seligsohn
	Name:	Gabi Seligsohn
	Title:	Chief Executive Officer

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